MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2022

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2022 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2022 which are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and audited consolidated financial statements of the Company as at and for the year ended December 31, 2021, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 8, 2022 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns one producing mine in the USA, the Jerritt Canyon Gold Mine, three producing mines in Mexico: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and four mines currently in care and maintenance in Mexico: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine. As at September 30, 2022, the La Guitarra mine was classified as an asset held-for-sale.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 3

2022 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	2022-Q3	2022-Q2	Change Q3 vs Q2	2021-Q3	Change Q3 vs Q3	2022-YTD	2021-YTD	Change
Operational
Ore Processed / Tonnes Milled	836,514	903,791	(7%)	943,126	(11%)	2,617,423	2,383,584	10%
Silver Ounces Produced	2,736,100	2,775,928	(1%)	3,302,086	(17%)	8,125,355	9,484,135	(14%)
Silver Equivalent Ounces Produced	8,766,192	7,705,935	14%	7,319,441	20%	23,694,129	18,294,760	30%
Cash Costs per Silver Equivalent Ounce (1)	$13.34	$14.12	(6%)	$14.09	(5%)	$14.08	$13.65	3%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$17.83	$19.91	(10%)	$19.93	(11%)	$19.44	$19.60	(1%)
Total Production Cost per Tonne(1)	$135.07	$114.55	18%	$106.52	27%	$122.43	$101.73	20%
Average Realized Silver Price per Silver Equivalent Ounce (1)	$19.74	$23.93	(18%)	$23.10	(15%)	$22.27	$25.74	(13%)

Financial (in $millions)
Revenues	$159.8	$159.4	0%	$124.6	28%	$476.0	$379.2	26%
Mine Operating Earnings	$3.3	$11.6	(72%)	$3.5	(5%)	$30.0	$61.1	(51%)
Net loss	($20.7)	($84.1)	(75%)	($18.4)	13%	($97.5)	($1.0)	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$27.7	$33.0	(16%)	$22.6	23%	$96.0	$104.9	(8%)
Cash and Cash Equivalents	$148.8	$117.7	26%	$192.8	(23%)	$148.8	$192.8	(23%)
Working Capital (1)	$148.2	$199.8	(26%)	$262.5	(44%)	$148.2	$262.5	(44%)
Free Cash Flow (1)	$45.3	($37.5)	NM	($38.5)	NM	($32.6)	($83.4)	(61%)

Shareholders
Loss per Share ("EPS") - Basic	($0.08)	($0.32)	(75%)	($0.07)	10%	($0.37)	$0.00	NM
Adjusted EPS (1)	($0.09)	($0.02)	NM	($0.07)	22%	($0.13)	$0.01	NM
NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per silver equivalent ounce sold, average realized gold price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 34 to 43 for a reconciliation of non-GAAP to GAAP measures.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	185,126	214,387	255,945	181,056	836,514
Silver Ounces Produced	1,649,002	308,070	779,028	—	2,736,100
Gold Ounces Produced	23,675	26,989	109	16,299	67,072
Silver Equivalent Ounces Produced	3,776,124	2,733,761	788,872	1,467,435	8,766,192
Cash Costs per Silver Equivalent Ounce	$8.25	$10.37	$15.55	$30.73	$13.34
All-in Sustaining Cost per Silver Equivalent Ounce	$10.97	$12.29	$18.61	$36.84	$17.83
Cash Cost per Gold Equivalent Ounce	N/A	N/A	N/A	$2,767	N/A
All-In Sustaining Costs per Gold Equivalent Ounce	N/A	N/A	N/A	$3,317	N/A
Total Production Cost per Tonne	$161.41	$124.94	$46.29	$245.66	$135.07

First Majestic Silver Corp. 2022 Third Quarter Report	Page 4

Operational Highlights

•Total Production Increased by 14% quarter-over-quarter: The Company produced a quarterly record of 8.8 million silver equivalent ounces ("AgEq"), consisting of 2.7 million ounces of silver and 67,072 ounces of gold representing a 14% increase when compared to the previous quarter primarily due to higher gold production at San Dimas and Santa Elena along with an increase in silver and gold grades of 3% and 20%, respectively. During the quarter, production at San Dimas increased 24% compared to the prior quarter, as a result of increased ore shipments from the Jessica and Regina veins, and the commencement of production from the Perez vein in July. In addition, production at Santa Elena increased by 22%, compared to the prior quarter, as a result of processing higher percentage of Ermitaño’s ore which is known to contain higher gold grades than Santa Elena’s ore.

•Cash Cost per Silver Equivalent ("AgEq") Ounce for the quarter was $13.34 per ounce, compared to $14.12 per ounce in the previous quarter. The decrease in cash costs per AgEq ounce was primarily attributed to an increase in AgEq production at San Dimas and Santa Elena along with cost saving measures implemented in an effort to combat the inflationary impacts partially offset by higher cash costs at Jerritt Canyon due to a decrease in processed tonnes as the dual roasters were offline for a 14-day planned maintenance period in September. The roasters resumed operations in late September and as of quarter end were back at normal operating rates.
•All-in Sustaining Cost ("AISC") per Silver Equivalent Ounce in the third quarter was $17.83 per ounce compared to $19.91 per ounce in the previous quarter. The decrease in AISC per AgEq ounce was primarily attributed to a decrease in cash costs per AgEq ounce due to higher production along with a reduction in general and administrative costs due to cost saving measures implemented. Reductions in mine development and exploration activities also contributed to lower all-in-sustaining costs per AgEq ounce.
•Another Record Production at Santa Elena - up 22% quarter-over-quarter: Increased ore shipment blending and higher gold grades from the Ermitaño mine enabled Santa Elena to set another all-time new quarterly production record of 2.7 million AgEq ounces in the third quarter, representing a 22% increase compared to the prior quarter.

•Increasing Mine Production at Jerritt Canyon: Underground development activities continued during the quarter at the West Generator and Saval II mines in order to prepare for increased ore deliveries starting in November. These two new sources of ore feed, along with improved ore grades from the Smith Zone 10 area, are anticipated to increase gold grades and increase the amount of fresh ore feed to the plant in the fourth quarter. Once ramp up at the West Generator and Saval II mines are complete, throughput is expected to increase by 50%.
•Ermitaño Operating on 100% Liquefied Natural Gas ("LNG"): The Company successfully completed the transmission power line connection from Ermitaño to Santa Elena's LNG powerplant in September enabling the mine to operate on 100% LNG power for the first time. In addition, the Company has begun pre-commissioning activities at the 24 MW LNG powerplant which is expected to provide additional power for the dual-circuit processing plant at Santa Elena. The expanded powerplant is expected to be fully operational in the fourth quarter following the installation of the four 2.5 MW LNG generators.

•23 Drill Rigs Active: The Company completed a total of 80,370 metres of exploration drilling across the Company’s mines during the quarter. Throughout the quarter, a total of 23 drill rigs were active consisting of seven rigs at San Dimas, nine rigs at Jerritt Canyon, five rigs at Santa Elena and two rigs at La Encantada. In August, the Company released exploration results from Jerritt Canyon’s recently discovered Smith Zone 10, a high-grade mineralized area near active underground infrastructure, which is scheduled to begin mining in the fourth quarter.

Financial Highlights

•In the third quarter, the Company generated revenues of $159.8 million compared to $124.6 million representing a 28% increase compared to the third quarter of 2021. The increase in revenues was primarily attributed to an increase in production at San Dimas and Santa Elena of 24% and 22%, respectively, which was partially offset by a lower average realized silver price which averaged $19.74 per ounce during the quarter, a 15% decrease compared to $23.10 in the third quarter of 2021 along with an $18.4 million decrease in revenue at Jerritt Canyon during the quarter, compared to the same quarter of 2021 due to lower production.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 5

•The Company realized mine operating earnings of $3.3 million compared to mine operating earnings of $3.5 million in the third quarter of 2021. The marginal decrease in mine operating earnings was primarily attributed to lower metal prices, an increase in cost of sales and depreciation and depletion from San Dimas, Santa Elena and La Encantada, partially offset by an increase in silver equivalent ounces sold.
•Net loss for the quarter was $20.7 million (EPS of ($0.08)) compared to net loss of $18.4 million (EPS of ($0.07)) in the third quarter of 2021.

•Adjusted net loss (a non-GAAP measure) for the quarter, normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities and non-recurring write-downs on mineral inventory for the quarter ended September 30, 2022, was $22.6 million (Adjusted EPS of ($0.09)) compared to an adjusted net loss of $18.1 million (Adjusted EPS of $0.07) in the third quarter of 2021.
•Operating cash flow before movements in working capital and taxes in the quarter was an inflow of $27.7 million compared to a cash inflow of $22.6 million in the third quarter of 2021 due to the increase in revenue of $35.2 million, partially offset by an increase in cost of sales.
•As of September 30, 2022, the Company had cash and cash equivalents of $148.8 million and working capital of $148.2 million.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 6

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2022			2021				2020
PRODUCTION HIGHLIGHTS	Q3	Q2	Q1	Q4	Q3	Q2(2)	Q1	Q4
Ore processed/tonnes milled
San Dimas	185,126	197,102	195,300	206,738	214,205	202,382	199,466	208,648
Santa Elena	214,387	228,487	201,911	224,459	234,862	234,381	185,358	168,276
La Encantada	255,945	264,555	249,906	268,239	263,645	242,839	229,421	248,408
Jerritt Canyon	181,056	213,647	230,001	256,374	230,415	146,611	—	—
Consolidated	836,514	903,791	877,118	955,810	943,126	826,213	614,245	625,332

Silver equivalent ounces produced
San Dimas	3,776,124	3,046,664	3,080,940	4,015,346	3,422,032	3,176,725	2,910,946	3,477,061
Santa Elena	2,733,761	2,241,763	1,868,787	1,955,550	1,061,657	1,140,398	884,332	901,630
La Encantada	788,872	871,365	651,875	768,796	913,481	847,502	745,018	1,098,800
Jerritt Canyon	1,467,435	1,546,143	1,620,400	1,821,331	1,922,270	1,270,398	—	—
Consolidated	8,766,192	7,705,935	7,222,002	8,561,023	7,319,441	6,435,023	4,540,296	5,477,492

Silver ounces produced
San Dimas	1,649,002	1,527,465	1,632,117	2,174,353	1,888,371	1,868,031	1,716,143	1,941,286
Santa Elena	308,070	384,953	337,201	426,870	508,641	565,453	453,528	418,153
La Encantada	779,028	863,510	644,009	757,586	905,074	840,541	738,354	1,093,521
Consolidated	2,736,100	2,775,928	2,613,327	3,358,809	3,302,086	3,274,026	2,908,024	3,452,959

Gold ounces produced
San Dimas	23,675	18,354	18,528	23,795	20,767	19,227	17,448	19,980
Santa Elena	26,989	22,309	19,556	19,810	7,498	8,453	6,327	6,294
Jerritt Canyon	16,299	18,632	20,707	23,660	26,145	18,762	—	—
Consolidated	66,963	59,295	58,791	67,265	54,410	46,442	23,775	26,274

Cash cost per Ounce(1)
San Dimas (per AgEq Ounce)	$8.25	$10.41	$9.41	$7.98	$8.29	$10.17	$10.00	$8.49
Santa Elena (per AgEq Ounce)	$10.37	$12.34	$12.96	$11.56	$17.09	$16.70	$20.18	$16.50
La Encantada (per AgEq Ounce)	$15.55	$14.09	$16.41	$14.51	$12.25	$13.66	$13.77	$10.42
Jerritt Canyon (per AuEq Ounce)	$2,767	$1,989	$2,120	$1,674	$1,735	$1,407	$—	$—
Consolidated (per AgEq Ounce)	$13.34	$14.12	$14.94	$12.32	$14.09	$13.89	$12.61	$10.21

All-in sustaining cost per Ounce(1)
San Dimas (per AgEq Ounce)	$10.97	$14.97	$12.98	$11.29	$11.58	$14.22	$14.31	$12.32
Santa Elena (per AgEq Ounce)	$12.29	$15.34	$16.31	$14.02	$21.10	$21.31	$25.66	$21.76
La Encantada (per AgEq Ounce)	$18.61	$16.65	$19.63	$19.41	$15.28	$15.97	$16.30	$12.39
Jerritt Canyon (per AuEq Ounce)	$3,317	$2,429	$2,488	$2,077	$2,286	$1,679	$—	$—
Consolidated (per AgEq Ounce)	$17.83	$19.91	$20.87	$17.26	$19.93	$19.42	$19.35	$16.12

Production cost per tonne
San Dimas	$161.41	$155.09	$143.66	$146.30	$128.67	$153.43	$140.29	$135.13
Santa Elena	$124.94	$109.50	$111.36	$93.78	$75.76	$79.17	$94.15	$86.32
La Encantada	$46.29	$44.58	$41.43	$39.70	$41.08	$45.71	$42.99	$43.72
Jerritt Canyon	$245.66	$169.16	$187.15	$151.23	$192.17	$177.30	$—	$—
Consolidated	$135.07	$114.55	$118.51	$105.37	$106.52	$104.94	$90.03	$85.68
1) Effective January 1, 2021, the Company is reporting its cash costs and all-in sustaining costs on a per silver equivalent ("AgEq") ounce basis. Cash cost and AISC per AgEq Ounce for previous comparative periods were updated based on the new metric. See "Non-GAAP" section.
2) Jerritt Canyon quarterly production was from April 30, 2021 to June 30, 2021, or 62 days.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 7

Operating Results – Consolidated Operations

CONSOLIDATED	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021-YTD	Change Q3 vs Q2	Change '22 vs '21

Ore processed/tonnes milled	836,514	903,791	877,118	2,617,423	2,383,584	(7%)	10%
Average silver grade (g/t)	117	114	109	113	138	3%	(18%)
Average gold grade (g/t)	2.74	2.29	2.31	2.44	1.74	20%	40%
Silver recovery (%)	87%	84%	85%	85%	89%	4%	(4%)
Gold recovery (%)	91%	89%	90%	90%	92%	2%	(2%)

Production
Silver ounces produced	2,736,100	2,775,928	2,613,327	8,125,355	9,484,135	(1%)	(14%)
Gold ounces produced	67,072	59,391	58,891	185,354	124,942	13%	48%
Silver equivalent ounces produced	8,766,192	7,705,935	7,222,002	23,694,129	18,294,760	14%	30%

Cost
Cash cost per AgEq Ounce	$13.34	$14.12	$14.94	$14.08	$13.65	(6%)	3%
All-in sustaining costs per AgEq ounce	$17.83	$19.91	$20.87	$19.44	$19.60	(10%)	(1%)
Total production cost per tonne	$135.07	$114.55	$118.51	$122.43	$101.73	18%	20%

Underground development (m)	11,242	13,404	11,153	35,799	39,024	(16%)	(8%)
Diamond drilling (m)	80,370	76,444	75,225	232,039	172,225	5%	35%

Production
Total production in the third quarter was 8.8 million silver equivalent ounces consisting of 2.7 million ounces of silver and 67,072 ounces of gold representing a 14% increase when compared to the previous quarter primarily due to higher gold production at San Dimas and Santa Elena along with an increase in silver and gold grades of 3% and 20%, respectively. During the quarter, production at San Dimas increased 24% compared to the prior quarter, as a result of increased ore shipments from the Jessica and Regina veins, and the commencement of production from the Perez vein in July. In addition, production at Santa Elena increased by 22%, compared to the prior quarter, as a result of processing higher percentage of Ermitaño’s ore which is known to contain higher gold grades than Santa Elena’s ore.

Total ore processed during the quarter at the Company's mines amounted to 836,514 tonnes, representing a 7% decrease compared to the previous quarter. The decrease in tonnes processed was primarily due to a 15% decrease in processed tonnes at Jerritt Canyon as the dual roasters were offline for a 14-day planned maintenance period in September. The roasters resumed operations in late September and as of quarter end were back at normal operating rates.

Consolidated silver and gold grades in the quarter averaged 117 g/t and 2.74 g/t, respectively, compared to 114 g/t and 2.29 g/t, respectively, in the previous quarter. The 20% increase in consolidated gold grades was primarily due to higher gold grades at San Dimas and Santa Elena's Ermitaño mine. Gold grades at Jerritt Canyon were relatively unchanged compared to the prior quarter.

On a consolidated basis the average silver recoveries were 87% and the average gold recoveries were 91% during the quarter, compared to 84% and 89% respectively, in the previous quarter. The Company continued to advance the Santa Elena dual-circuit project in order to increase the leaching performance and metallurgical recoveries at Santa Elena. An additional leaching tank and a fourth CCD thickener were commissioned at Santa Elena in the third quarter and are expected to improve metallurgical recoveries going forward. The new tailing filter plant construction advanced to 96% and will be commissioned in the fourth quarter. This plant will replace the existing belt filters at Santa Elena and will allow the company to implement a finer grind of ore resulting in improved recovery rates, higher ore throughputs and lower costs.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 8

Cash Cost and All-In Sustaining Cost per Ounce
Cash cost per AgEq ounce for the quarter was $13.34 per ounce, compared to $14.12 per ounce in the previous quarter. The decrease in cash costs per AgEq ounce was primarily attributed to an increase in AgEq production at San Dimas and Santa Elena along with cost saving measures implemented in an effort to combat the inflationary impacts partially offset by higher cash costs at Jerritt Canyon due to a decrease in processed tonnes as the dual roasters were offline for a 14-day planned maintenance period in September. The roasters resumed operations in late September and as of quarter end were back at normal operating rates.

All-in Sustaining Cost per AgEq ounce in the third quarter was $17.83 per ounce compared to $19.91 per ounce in the previous quarter. The decrease in AISC per AgEq ounce was primarily attributed to a decrease in cash costs per AgEq ounce due to higher production along with a reduction in general and administrative costs due to cost saving measures implemented. Reductions in mine development and exploration activities also contributed to lower all-in-sustaining costs per AgEq ounce.

Additionally, management developed a series of cost reduction initiatives across the organization to improve efficiencies, lower production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. This plan includes:

•Renegotiating contracts and reducing external consultants;
•Restructuring to optimize workforce and reduce labour costs;
•Reducing reagent consumption without impacting recoveries or performance;
•Conversion to LNG power with long-term contracts;
•Increasing production at Santa Elena by leveraging the Ermitaño ore and refocusing mining on the mid and higher-grade Alejandra de Bajo and America veins in the Santa Elena mine to improve grade and production;
•Completing the Dual Circuit project to improve metal recovery rates and allow higher plant throughput;
•Improving dilution controls at San Dimas and prioritizing long hole stoping of the Jessica and Regina veins to improve ore grade and production and initiating ore shipments from the higher-grade Perez vein in the third quarter of 2022;
•Developing the newly identified Zone 10 higher-grade ore zone in the Smith mine and accelerating the restart of the West Generator and Saval II mines at Jerritt Canyon while reducing the planned maintenance downtime at the plant to gain more ore volume and better ore grades; and
•Advancing mining at La Encantada towards the Ojeulas and Beca orebodies to generate more ore tonnage and higher ore grades.

Development and Exploration
During the quarter, the Company completed 11,242 metres of underground development and 80,370 metres of diamond drilling, compared to 13,404 metres and 76,444 metres, respectively, in the previous quarter. Throughout the quarter, a total of 23 drill rigs were active consisting of seven rigs at San Dimas, nine rigs at Jerritt Canyon, five rigs at Santa Elena and two rigs at La Encantada.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 9

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver and gold mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021 YTD	Change Q3 vs Q2	Change '22 vs '21

Total ore processed/tonnes milled	185,126	197,102	195,300	577,528	616,053	(6%)	(6%)
Average silver grade (g/t)	289	257	282	276	291	12%	(5%)
Average gold grade (g/t)	4.10	3.01	3.09	3.39	3.02	36%	12%
Silver recovery (%)	96%	94%	92%	94%	95%	2%	(1%)
Gold recovery (%)	97%	96%	96%	96%	96%	1%	0%

Production
Silver ounces produced	1,649,002	1,527,465	1,632,117	4,808,584	5,472,545	8%	(12%)
Gold ounces produced	23,675	18,354	18,528	60,557	57,442	29%	5%
Silver equivalent ounces produced	3,776,124	3,046,664	3,080,940	9,903,728	9,509,703	24%	4%

Cost
Cash cost per AgEq Ounce	$8.25	$10.41	$9.41	$9.27	$9.44	(21%)	(2%)
All-In sustaining costs per AgEq Ounce	$10.97	$14.97	$12.98	$12.83	$13.30	(27%)	(4%)
Total production cost per tonne	$161.41	$155.09	$143.66	$153.25	$140.56	4%	9%

Underground development (m)	4,209	5,856	6,005	16,070	20,116	(28%)	(20%)
Diamond drilling (m)	14,292	22,356	19,344	55,992	82,546	(36%)	(32%)

During the third quarter, San Dimas produced 3,776,124 silver equivalent ounces consisting of 1,649,002 ounces of silver and 23,675 ounces of gold, representing increases of 8% and 29%, respectively, when compared to the prior quarter.

The mill processed a total of 185,126 tonnes of ore with average silver and gold grades of 289 g/t and 4.10 g/t, respectively, compared to 197,102 tonnes milled with average silver and gold grades of 257 g/t and 3.01 g/t, in the previous quarter. Silver and gold grades were higher in the third quarter compared to the prior quarter due to improvements in dilution control from the long hole stoping in the Jessica and Regina veins. In addition, the Company began initial production from the Perez vein in July. The Central Block and Sinaloa Graben areas contributed approximately 76% and 24%, respectively, of the total production during the quarter.

Silver and gold recoveries averaged 96% and 97%, respectively, during the quarter which were comparable to the prior quarter.

In the third quarter, cash cost per AgEq ounce was $8.25 per ounce compared to $10.41 per ounce in the prior quarter. The decrease in cash costs during the quarter was primarily due to a 24% increase in silver equivalent ounces produced along with costs saving measures implemented in an effort to combat the inflationary impacts.

AISC per AgEq ounce for the quarter was $10.97 per ounce compared to $14.97 per ounce in the prior quarter. The decrease was primarily due to a decrease in cash costs per AgEq ounce along with lower overall sustaining development expenditures incurred during the quarter.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPM") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1%

First Majestic Silver Corp. 2022 Third Quarter Report	Page 10

annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at September 30, 2022 was 70:1. During the three months ended September 30, 2022 , the Company delivered 10,196 ounces (2021 - 11,346 ounces) of gold to WPM at $624 (2021 - $618) per ounce.

A total of 4,209 metres of underground development was completed in the third quarter, compared to 5,856 metres in the prior quarter. During the third quarter, a total of seven underground drill rigs were active on the property and completed 14,292 metres of exploration drilling compared to 22,356 metres in the prior quarter.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 11

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves. The Company owns 100% of the Santa Elena mine including mining concessions totaling over 102,244 hectares.

SANTA ELENA	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021-YTD	Change Q3 vs Q2	Change '22 vs '21

Total ore processed/tonnes milled	214,387	228,487	201,911	644,785	654,600	(6%)	(1%)
Average silver grade (g/t)	62	67	69	66	79	(7%)	(16%)
Average gold grade (g/t)	4.26	3.26	3.18	3.56	1.11	31%	NM
Silver recovery (%)	72%	78%	76%	75%	92%	(8%)	(18%)
Gold recovery (%)	92%	93%	95%	93%	96%	(1%)	(3%)

Production
Silver ounces produced	308,070	384,953	337,201	1,030,224	1,527,621	(20%)	(33%)
Gold ounces produced	26,989	22,309	19,556	68,854	22,279	21%	NM
Silver equivalent ounces produced	2,733,761	2,241,763	1,868,787	6,844,311	3,086,388	22%	122%

Cost
Cash cost per AgEq Ounce	$10.37	$12.34	$12.96	$11.72	$17.83	(16%)	(34%)
All-In sustaining costs per AgEq Ounce	$12.29	$15.34	$16.31	$14.39	$22.48	(20%)	(36%)
Total production cost per tonne	$124.94	$109.50	$111.36	$115.22	$82.18	14%	40%

Underground development (m)	3,201	4,381	3,043	10,625	13,689	(27%)	(22%)
Diamond drilling (m)	8,438	19,079	13,241	40,758	50,130	(56%)	(19%)
NM - Not meaningful

During the third quarter, Santa Elena produced a new quarterly record of 2,733,761 silver equivalent ounces consisting of 308,070 ounces of silver and 26,989 ounces of gold representing a 20% decrease in silver ounces but a 21% increase in gold ounces when compared to the prior quarter. The increase in production was primarily due to processing a higher percentage of Ermitaño’s ore which contains higher gold grades than the Santa Elena mine. The mill processed 214,387 tonnes of ore during the quarter, compared to 228,487 tonnes in the prior quarter.

Silver and gold grades from Santa Elena averaged 91 g/t and 0.91 g/t, respectively, compared to 95 g/t and 1.20 g/t the previous quarter which were offset by high gold grades from Ermitaño which averaged 6.61 g/t, compared to 4.86 g/t in the previous quarter.

Silver and gold recoveries in the third quarter averaged 72% and 92%, respectively, compared to 78% and 93%, respectively, in the prior quarter. The Company continues to advance construction of the dual circuit project at the Santa Elena processing plant which was approximately 96% complete at quarter end. An additional leaching tank and a fourth CCD thickener were successfully commissioned in the third quarter and the new 3,000 tpd tailings filter-press is expected to be commissioned in the fourth quarter. The dual-circuit plant, which will allow for finer grinding, is expected to be fully operational by the end of 2022 and is expected to result in improved recoveries and increased plant capacity.

During the quarter, the Company completed the transmission power line to provide lower-cost power to the Ermitaño mine. The connection, which joined Ermitaño to Santa Elena's LNG powerplant was completed in September allowing the mine to run on 100% LNG power for the first time and eliminated the use of temporary diesel generators.
Cash cost per AgEq ounce in the third quarter was $10.37 per ounce compared to $12.34 per ounce in the previous quarter. The decrease in cash cost was primarily attributed to a 22% increase in silver equivalent ounces produced compared to the previous quarter along with costs saving measures implemented in an effort to combat the inflationary impacts.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 12

AISC per AgEq ounce for the quarter was $12.29 per ounce compared to $15.34 per ounce in the prior quarter. The decrease in AISC was primarily driven by the decrease in cash costs per AgEq ounce as well as a reduction in sustaining mine development expenditures during the quarter.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the quarter the Company delivered 484 ounces of gold (2021 - 1,472 ounces) to Sandstorm at an average price of $473 per ounce (2021 - $468 per ounce).

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter return ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. During the three and nine months ended September 30, 2022, the Company has incurred $1.6 million and $4.1 million (September 30, 2021 - $nil) in NSR from the production of Ermitaño.

In October 2022, the Santa Elena operation has been awarded the prestigious “Silver Helmet Award” in the category of “Underground Mining of More Than 500 Workers” by the Mining Chamber of Mexico for its outstanding performance in occupational safety and health. The distinguished annual award of excellence is only awarded to a select handful of miners in Mexico.

In the third quarter, Santa Elena completed a total of 3,201 metres of underground development, compared to 4,381 metres in the previous quarter. A total of five drill rigs, consisting of three surface rigs and two underground rig, were active at the end of the quarter, completing 8,438 metres of exploration drilling compared to 19,079 metres in the prior quarter.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 13

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021-YTD	Change Q3 vs Q2	Change '22 vs '21

Ore processed/tonnes milled	255,945	264,555	249,906	770,406	735,905	(3%)	5%
Average silver grade (g/t)	121	141	108	124	134	(14%)	(7%)
Silver recovery (%)	78%	72%	74%	75%	78%	8%	(4%)

Production
Silver ounces produced	779,028	863,510	644,009	2,286,547	2,483,969	(10%)	(8%)
Gold ounces produced	109	96	100	305	314	14%	(3%)
Silver equivalent ounces produced	788,872	871,365	651,875	2,312,112	2,506,001	(9%)	(8%)

Cost
Cash cost per AgEq Ounce	$15.55	$14.09	$16.41	$15.24	$13.18	10%	16%
All-In sustaining costs per AgEq Ounce	$18.61	$16.65	$19.63	$18.16	$15.81	12%	15%
Total production cost per tonne	$46.29	$44.58	$41.43	$44.13	$43.19	4%	2%

Underground development (m)	552	590	510	1,652	2,514	(6%)	(34%)
Diamond drilling (m)	3,926	3,942	1,284	9,152	12,968	0%	(29%)

During the quarter, La Encantada produced 779,028 silver ounces compared to 863,510 silver ounces in the previous quarter, representing a 10% decrease in production primarily due to a 14% decrease in silver grades.

The mill processed a total of 255,945 tonnes with an average silver grade and recovery during the quarter of 121 g/t and 78%, respectively, compared to 264,555 tonnes, 141 g/t and 72%, respectively, in the previous quarter. The decrease in grades were the result of lower grade material being sourced form previously mined areas. The Company remains focused on opening up new draw points in the Cuerpo 660 and La Prieta areas in an effort to increase ore flow and production. The Company also continued development activities in the Ojuelas and Beca-Zone orebodies in an effort to increase silver grades and ore production in the coming quarters.

Cash cost per AgEq ounce for the quarter was $15.55 compared to $14.09 in the previous quarter. The increase in cash cost was primarily due to the 10% decrease in silver equivalent ounces produced driven by a 14% decrease in the silver grade during the quarter.

AISC per AgEq ounce for the quarter was $18.61 per ounce compared to $16.65 per ounce in the previous quarter due to higher cash costs incurred in the quarter.

During the quarter, two drill rigs consisting of one surface rig and one underground rig were active on the property at the end of the quarter completing 3,926 metres of drilling compared to 3,942 metres in the previous quarter. A total of 552 metres of underground development was completed in the third quarter compared to 590 metres in the prior quarter.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 14

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold mine is an underground mine located in Northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine was purchased by the Company on April 30, 2021 and currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tonnes per day (“tpd”). The property consists of a large, under explored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021-YTD	Change Q3 vs Q2	Change '22 vs '21

Ore processed/tonnes milled	181,056	213,647	230,001	624,704	377,026	(15%)	66%
Average gold grade (g/t)	3.41	3.40	3.39	3.40	4.13	0%	(18%)
Gold recovery (%)	82%	80%	83%	82%	84%	3%	(2%)

Production
Gold ounces produced	16,299	18,632	20,707	55,638	44,907	(13%)	24%
Silver equivalent ounces produced	1,467,435	1,546,143	1,620,400	4,633,978	3,192,668	(5%)	45%

Cost
Cash cost per AuEq Ounce	$2,764	$1,989	$2,120	$2,265	$1,598	39%	42%
All-In sustaining costs per AuEq Ounce	$3,314	$2,428	$2,488	$2,710	$2,032	36%	33%
Total production cost per tonne	$245.66	$169.16	$187.15	$197.96	$186.46	45%	6%

Underground development (m)	3,280	2,577	1,595	7,452	2,705	27%	175%
Diamond drilling (m)	53,714	31,067	41,356	126,137	26,581	73%	NM
NM - Not meaningful

During the quarter, Jerritt Canyon produced 16,299 ounces of gold, representing a 13% decrease compared to the prior quarter. The decrease was primarily due to a 15% decrease in tonnes milled as the Company completed its annual maintenance overhaul of the dual roasters in September which resulted in an increased ore stockpile of approximately 27,600 tonnes due to the planned 14-day maintenance period. This surface stockpile is expected to be processed in the fourth quarter.

The mill processed a total of 181,056 tonnes with an average gold grade and recovery of 3.41 g/t and 82%, respectively, compared to 213,647 tonnes with an average grade and recovery of 3.40 g/t and 80%, respectively, in the prior quarter. The Company expects gold grades to improve in the fourth quarter of 2022 as higher-grade ore pods from the Smith Zone 10 area are processed at the mill.

To increase mine production, the Company is developing a secondary escapeway in the West Generator mine in November allowing for a major increase in ore deliveries and gold production. This new ore feed, along with the expected restart of the Savall II mine in November, are anticipated to increase gold grades and increase the amount of fresh ore feed to the plant. Once ramp up at the West Generator and Saval II mines are complete, throughput is expected to increase by 50%.

Cash cost per Au ounce for the quarter was $2,767 compared to $1,989 in the prior quarter. This increase was primarily due to a 13% decrease in production due to the planned 14-day maintenance period of the dual roasters. AISC per Au ounce for the quarter was $3,314 per ounce, compared to $2,428 in the prior quarter primarily due to higher cash costs during the quarter.

A total of nine underground drill rigs were active during the quarter. A total of 53,714 diamond drilling metres and 3,280 metres of underground development were drilled during the quarter.

Since the acquisition, First Majestic has been developing a long-term mine and exploration plan for the future of the operation. The Company has identified numerous projects that have been implemented or will be implemented over the next 12 to 24 months to improve environmental compliance and production, and reduce costs at the mine and processing plant, including:

First Majestic Silver Corp. 2022 Third Quarter Report	Page 15

1.Rebuild a Leadership Team and add technical expertise to the operation (Completed)
2.Complete the remodeling of all resources inclusive of all available drilling data and mapping (Completed)
3.Execute a roaster expansion capacity study for future growth (Completed)
4.Optimize the water treatment plant for mine dewatering prioritization (Completed)
5.Complete the lift upgrade and develop a long-term TSF2 plan (Completed)
6.Establish a Special Environmental Trust to manage the Reclamation and Closure of four waste rock stockpiles (Completed)
7.Complete a site-wide Environmental Audit (Completed)
8.Connect the two underground Smith and SSX producing mines with an underground development drift which will be used for future ore haulage and exploration activities (Completed)
9.Develop a mercury remediation plan for improved capture of off-gas from the roasters and refinery (Completed)
10.Obtain permits for potential pushbacks of past-producing open pits for future mill feed (Ongoing)
11.Test over 25 high-priority exploration targets, both near-mine and greenfield (Ongoing)
12.Evaluate and complete ore purchase opportunities with third parties to fill roaster excess capacity (Ongoing)
13.Optimize the underground mining plan and execution of mining with the mine contractor (Ongoing)
14.Develop additional higher-grade ore resources from the West Gen and Saval II underground mines (Ongoing)
15.Converting to more efficient and lower cost long-hole stoping methods where practice, to reduce mining costs (Ongoing)
16.Evaluate and competitively bid all major procurement contracts for services and consumables (Ongoing)

It should be noted that a number of the anticipated benefits from these modifications are not yet reflected in the forecasted operating results and are expected to materialize by year-end.

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been placed on care and maintenance since September 2019. The Company completed discussions with the La Parrilla Ejido to continue the long-term land use agreement at La Parrilla during the fourth quarter of 2021.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine has been placed on care and maintenance since January 2020.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 16

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to marginal economics and growing insecurity in the area. The Company continues to maintain the mine and plant facilities in care and maintenance.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018.

On May 24, 2022, the Company announced that it entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra") silver mine in Mexico for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre shares at a deemed price of $0.51 per share. The closing of the transaction requires that Sierra Madre raise a minimum of $7.7 million (CAD $10 million) in a private placement concurrent or prior to the sale. Upon closing, First Majestic will also be granted a 2% net smelter royalty return ("NSR") on all mineral production from the La Guitarra concessions, with the NSR subject to a 1% buy-back option for $2 million. The transaction is expected to close in the first quarter of 2023, following the Sierra Madre shareholder vote on December 8, 2022. At September 30, 2022, the sale was considered highly probable; therefore, the assets and liabilities of La Guitarra were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to asset and liabilities held for sale, the carrying amount of La Guitarra was remeasured to its recoverable amount, being its fair value less cost of disposal ("FVLCD"), based on the expected proceeds from the sale. During the second quarter of 2022, the Company has recorded a reversal of impairment loss related to the La Guitarra assets of $7.6 million based on the recoverable amount implied by the share purchase agreement.

Out of the impairment reversal of $7.6 million related to La Guitarra, $5.8 million was allocated to depletable mining interest, $1.6 million was allocated to non-depletable mining interest with the remaining $0.3 million allocated to property, plant and equipment, resulting in an impairment reversal of $5.0 million, net of a $2.7 million adjustment to the deferred tax liability. The recoverable amount of La Guitarra, being its FVLCD, was $34.9 million based on the expected proceeds from the sale.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.
Transaction consideration paid and payable by First Majestic is summarized as follows:

First Majestic Silver Corp. 2022 Third Quarter Report	Page 17

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

As at September 30, 2022, the Company has paid $17.5 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $11.8 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.

First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 18

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended September 30, 2022 and 2021 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2022	2021	Variance %

Revenues	$159,751	$124,646	28%	(1)
Mine operating costs
Cost of sales	120,707	92,006	31%	(2)
Depletion, depreciation and amortization	35,707	29,122	23%	(3)
	156,414	121,128	29%

Mine operating earnings	3,337	3,518	(5%)

General and administrative expenses	8,545	6,213	38%	(4)
Share-based payments	3,305	3,069	8%
Mine holding costs	3,690	3,344	10%
Acquisition costs	—	127	(100%)
Foreign exchange loss	3,076	1,676	84%
Operating earnings	(15,279)	(10,911)	40%
Investment and other income (loss)	360	(4,863)	(107%)	(5)
Finance costs	(5,236)	(4,027)	30%	(6)
Loss before income taxes	(20,155)	(19,801)	2%
Current income tax expense	14,270	6,678	114%	(7)
Deferred income tax (recovery)	(13,733)	(8,073)	70%
Income tax expense (recovery)	537	(1,395)	(138%)	(7)
Net loss for the period	($20,692)	($18,406)	12%	(8)

Loss per share (basic and diluted)	($0.08)	($0.07)	14%	(8)

NM - Not meaningful

1.Revenues in the quarter increased $35.1 million compared to the same quarter of the previous year primarily attributed to:
•a 44% increase in payable silver equivalent ounces sold compared to the same quarter of the previous year which resulted in an increase in revenues of $62.7 million. This was primarily due to the addition of the Ermitaño mine at Santa Elena in the fourth quarter of 2021;
Partially offset by:
•a decrease in realized silver price per ounce sold, which averaged $19.74 during the quarter compared to $23.10 per ounce in the third quarter of 2021, resulting in a $27.3 million decrease in revenues.
2.Cost of sales in the quarter increased $28.7 million compared to the same quarter of the previous year primarily due to:
•a $16.5 million increase in change in finished goods inventory expense compared to the same quarter of the prior year due to 1.4 million ounces of silver withheld as finished goods inventory in the third quarter of 2021;
•an increase of $14.7 million at Santa Elena due to the additional ore tonnage processed from the Ermitaño mine which was added in the fourth quarter of 2021; and
•higher labour, consumables, energy and other costs including maintenance, lab work and selling costs due to inflationary pressures during the year;
Partially offset by:
•a decrease in worker participation costs of $1.7 million primarily due to lower earnings at San Dimas driven by lower silver equivalent ounce production.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 19

3.Depletion, depreciation and amortization in the quarter increased $6.6 million compared to the same quarter of the previous year, primarily as a result of:
•an increase of $8.6 million related to depletion at the San Dimas, Santa Elena and La Encantada mines due to a higher depletable balance of mining interests during the period following the reclassifications from non-depletable to depletable mineral interest in the first quarter of 2022;
Partially offset by:
•a decrease of $2.1 million related to lower depletion at the Jerritt Canyon Gold mine due to a lower depletable balance following the finalization of the purchase price allocation in the fourth quarter of 2021.
4. General and administrative expenses increased by $2.3 million compared to the same quarter of 2021, primarily due to support growth initiatives from the addition of Jerritt Canyon as well as an increase in legal and audit fees during the quarter.
5. Investment and other income for the quarter increased by $5.2 million compared to the third quarter of the prior year, primarily due to an unrealized loss of $0.4 million in the current quarter on the Company's marketable securities, compared to an unrealized loss on the Company's marketable securities of $5.2 million in the same quarter of the prior year.
6. Finance costs in the year increased by $1.2 million compared to the third quarter of the prior year primarily due to an increase in the accretion expense for decommissioning liabilities resulting from changes in the asset retirement obligations in the fourth quarter of the prior year as well as an increase in interest as a result of a $30 million drawdown on the revolving credit facility during the previous quarter.
7. During the quarter, the Company recorded an income tax expense of $0.5 million compared to a recovery of $1.4 million in the third quarter of 2021. The increase in income tax expense was primarily due to an increase in the non-deductible expense, changes in valuations allowance, the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances and timing differences on the deductibility of capital expenditures for tax and accounting purposes.
8. As a result of the foregoing, net loss for the quarter was $20.7 million (EPS of ($0.08)) compared to a net loss of $18.4 million (EPS of ($0.07)) in the same quarter of the prior year.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 20

For the years to date ended September 30, 2022 and 2021 (in thousands of dollars, except for per share amounts):

	Year to date	Year to date	Variance %
	2022	2021	'22 vs '21

Revenues	$476,032	$379,241	26%	(1)
Mine operating costs
Cost of sales	345,539	244,849	41%	(2)
Depletion, depreciation and amortization	100,475	73,335	37%	(3)
	446,014	318,184	40%

Mine operating earnings	30,018	61,057	(51%)

General and administrative	28,207	20,075	41%	(4)
Share-based payments	11,113	9,431	18%	(5)
Reversal of impairment	(7,585)	—	100%	(6)
Acquisition costs	—	1,950	(100)%	(7)
Mine holding costs	9,285	9,571	(3%)
Foreign exchange loss (gain)	3,353	(903)	NM
Operating (loss) earnings	(14,355)	20,933	(169)%
Investment and other loss	(926)	(3,684)	(75%)	(8)
Finance costs	(14,661)	(11,927)	23%	(9)
(Loss) earnings before income taxes	(29,942)	5,322	NM
Current income tax expense	51,212	25,540	101%
Deferred income tax expense (recovery)	16,303	(19,266)	(185)%
Income tax expense	67,515	6,274	NM	(10)
Net loss for the year	($97,457)	($952)	NM	(11)

(Loss) earnings per common share
Basic and diluted	($0.37)	$0.00	NM	(11)

NM - Not meaningful
1.Revenues in the nine months ended September 30, 2022 increased $96.8 million or 26% compared to the same period of the previous year, primarily attributed to:
•$170.2 million increase due to a 41% increase in payable silver equivalent ounces sold compared to the prior year. This was mainly attributed to the addition of Jerritt Canyon on April 30, 2021 which contributed three full quarters of revenue in the current year versus 154 days in the prior year along with increased production at Santa Elena due to achieving commercial production at the Ermitaño mine in the fourth quarter of 2021.
Partially offset by:
•$73.3 million decrease due to a 13% decrease in realized silver price per ounce sold, which averaged $22.27 compared to $25.74 in the prior year.
2.Cost of sales in the year increased $100.7 million or 41% compared to 2021 as a result of the following factors:
•a $54.4 million increase due to the addition of the Jerritt Canyon mine which was acquired on April 30, 2021 and contributed to three full quarters of results in 2022;
•an increase of $30.0 million at the Santa Elena mine due to the additional ore tonnage processed from the Ermitaño mine which was added in the fourth quarter of 2021;
•a $15.4 million increase in change in finished goods inventory expense compared to the same quarter of the prior year primarily due to approximately 1.4 million ounces of silver withheld as finished goods inventory in the third quarter of 2021;

First Majestic Silver Corp. 2022 Third Quarter Report	Page 21

•$3.1 million in abnormal costs that were incurred as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform mandated air compliance test work at the Jerritt Canyon Gold mine during the second quarter of 2022; and
•higher labour, consumables, energy and other costs including maintenance, lab work, insurance, and service costs, partially due to inflationary pressures during the year.
3.Depletion, depreciation and amortization in the year increased $27.1 million or 37% compared to the previous year primarily as a result of $14.5 million increase from the Mexican operations due to an increase in throughput, higher mining interest and property plant and equipment balances during the year and the addition of the Jerritt Canyon Gold mine, which contributed to an increase of $12.0 million during the year.
4.General and administrative expense in the year increased $8.1 million or 41% compared to the prior year, primarily to support growth initiatives from the addition of Jerritt Canyon, an increase in legal and audit fees during the year as well as an increase in severance costs, employee salaries and benefits including the annual incentive compensation. The Company continues to focus its efforts on optimizing its workforce and is planning additional reductions in order to decrease general and administrative costs on a go forward basis.
5.Share based payments in the year increased $1.7 million primarily attributed to an increase in the fair value of the options granted, restricted and performance share units granted during the year as well as the introduction of the deferred shares units compensation for the independent directors.
6.Reversal of impairment increased by $7.6 million compared to the same quarter of 2021, attributed to the announcement for the Sale of La Guitarra silver mine in Mexico for total proceeds of $35 million. At September 30, 2022, the sale was considered highly probable; therefore, the assets and liabilities of La Guitarra were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to asset and liabilities held for sale, the carrying amount of La Guitarra was remeasured to its recoverable amount, being its fair value less cost of disposal ("FVLCD"), based on the expected proceeds from the sale. During the second quarter of 2022, the Company recorded a reversal of impairment loss related to the La Guitarra assets of $7.6 million based on the recoverable amount implied by the share purchase agreement.
7.Acquisition costs of $2.0 million in 2021 relates to due diligence costs and closing fees incurred in connection with the acquisition of the Jerritt Canyon Gold mine which closed on April 30, 2021.
8.Investment and other income in the year decreased $2.8 million compared to the previous year primarily due to an unrealized loss of $4.3 million on the Company's marketable securities, compared to an unrealized loss on the Company's marketable securities of $2.9 million in the prior year. Additionally, there was a $3.2 million gain on silver future derivatives in 2022 compared to a $0.6 million gain in the prior year. Finally, there was a $2.1 million loss on the write-down of property and equipment in relation to the sale of certain AG mill equipment to Condor Gold PLC in the prior year.
9.Finance costs in the year increased by $2.7 million compared to the previous year primarily due to an increase in the accretion expense for decommissioning liabilities resulting from changes in the asset retirement obligations in the fourth quarter of the prior year along with an increase in interest as a result of a $30 million drawdown on the revolving credit facility during the year.
10.During the nine months ended September 30, 2022, the Company recorded an income tax expense of $67.5 million, compared to $6.3 million in 2021. In June 2022, following the completion of a tax audit, a conclusive agreement with the Mexican tax authority, the Servicio de Administracion Tributaria ("SAT") was signed by Corporación First Majestic S.A. de C.V. (“CFM”) through Mexico’s Office of the Taxpayer Ombudsman (“PRODECON”) to settle an uncertain tax position concerning Mexican back-to-back loan provisions. The provisions were originally conceived from an anti-avoidance rule and a literal interpretation of the rules would convert most debt financing in Mexico into back-to-back loans. The back-to-back loan provisions establish that interest expense derived from back-to-back loans can be recharacterized as dividends resulting in significant changes to the tax treatment of interest, including withholding taxes. As a result of this recharacterization and in accordance with the agreement, CFM made a one time payment of approximately $21.3 million in the second quarter which has been recognized as a current tax expense during the year. In addition to the payment made, CFM agreed to surrender certain tax loss carry forwards resulting in a non cash deferred tax expense of $54 million.
11.As a result of the foregoing, net loss for the nine months ended September 30, 2022 was $97.5 million (EPS of ($0.37)), compared to the net loss of $1.0 million (EPS of $0.00) in the prior year.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 22

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2022			2021				2020
Selected Financial Information	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$159,751	$159,443	$156,838	$204,876	$124,646	$154,073	$100,522	$117,075
Cost of sales	$120,707	$113,619	$111,213	$121,236	$92,006	$95,782	$57,061	$58,008
Depletion, depreciation and amortization	$35,707	$34,212	$30,556	$43,278	$29,122	$28,868	$15,345	$15,399
Mine operating earnings (loss)	$3,337	$11,612	$15,069	$40,362	$3,518	$29,423	$28,116	$43,668
Net (loss) earnings after tax	($20,692)	($84,050)	$7,285	($3,971)	($18,406)	$15,599	$1,855	$34,545
(Loss) earnings per share - basic	($0.08)	($0.32)	$0.03	($0.02)	($0.07)	$0.06	$0.01	$0.16
(Loss) earnings per share - diluted	($0.08)	($0.32)	$0.03	($0.02)	($0.07)	$0.06	$0.01	$0.15

During the third quarter of 2022, mine operating earnings were $3.3 million compared to earnings of $11.6 million in the previous quarter primarily attributed to higher cost of sales due to a 19% increase of AgEq ounces sold at a lower average realized silver price of $19.74 compared to $23.93 in the prior quarter. The net loss for the quarter was $20.7 million compared to the net loss of $84.1 million in the prior quarter primarily attributed to an income tax expense of $0.5 million compared to an income tax expense of $78.7 million in the previous quarter due to the settlement of an uncertain tax position with the SAT relating to Corporación First Majestic S.A. de C.V. (“CFM”).

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2022, the Company had cash and cash equivalents of $148.8 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $1.8 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at September 30, 2022 was $148.2 million compared to $224.4 million at December 31, 2021. Total available liquidity at September 30, 2022 was $213.2 million, including working capital and $65.0 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cash flow
Cash generated by (used in) operating activities	$65,983	($11,988)	$33,746	($21,089)
Cash used in investing activities	(54,043)	(61,440)	(160,871)	(121,014)
Cash generated by financing activities	23,281	41,911	46,834	97,153
Increase (decrease) in cash and cash equivalents	$35,221	($31,517)	($80,291)	($44,950)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(3,524)	(2,782)	(3,547)	(818)
Cash and cash equivalent reclassified as held for sale	(599)	—	(5,269)	—
Cash and cash equivalents, beginning of the period	117,721	227,109	237,926	238,578
Cash and cash equivalents, end of period	$148,819	$192,810	$148,819	$192,810

The Company’s cash flows from operating, investing and financing activities during the nine months ended September 30, 2022 are summarized as follows:
•Cash generated by operating activities of $33.7 million, primarily due to:

First Majestic Silver Corp. 2022 Third Quarter Report	Page 23

•$61.0 million in income taxes paid during the period;
•$1.3 million net change in non-cash working capital items during the period, including a $28.4 million decrease in trade payables primarily due to the release of $12.6 million held in escrow for the acquisition of Jerritt Canyon and annual profit sharing payments made in Mexico during the second quarter, $26.4 million decrease in restricted cash following the replacement of cash bonds with surety bonds at Jerritt Canyon, a $5.1 million increase in prepaid expenses, $2.1 million increase in inventories, partially offset by a $5.9 million decrease in value added tax ("VAT") receivables, a $1.9 million decrease in trade and other receivables and $0.1 million increase in income taxes payable;
net of:
•$96.0 million in cash flows from operating activities before movements in working capital and taxes.

•Cash used in investing activities of $160.9 million, primarily related to:
•$118.3 million spent on mine development and exploration activities;
•$43.9 million spent on purchase of property, plant and equipment;
•$2.8 million spent on deposits on non-current assets;
•$1.7 million spent on the purchase of marketable securities;
net of:
•$3.2 million of net proceeds from the settlement of derivatives; and
•$2.7 million of net proceeds from the disposal of marketable securities.
•Cash provided by financing activities of $46.8 million, primarily consists of the following:
•$30.3 million of net proceeds from the issuance of shares through the ATM;
•$30.0 million of proceeds from the revolving credit facility;
•$4.6 million of net proceeds from the exercise of stock options;
net of:
•$10.1 million on repayment of lease obligations;
•$5.2 million for the payment of dividends during the year; and
•$2.0 million payment of financing costs.

During the quarter ended September 30, 2022 the Company received $4.7 million (95.4 million MXN) related to value added tax filings, totaling $24.3 million (493.7 million MXN) for the nine months ended September 30, 2022. In connection with the PEM tax ruling, the tax authority has frozen a PEM bank account with cumulative funds of $73.0 million as a guarantee against certain disputed tax assessments which are currently held within the Company's restricted cash accounts. This balance consists of VAT refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with SAT's position and is challenging the freezing of the bank account through the relevant legal channels.
During the second quarter of 2022, cash bonds held with the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service (“USFS”) were replaced with surety bonds to fund ongoing reclamation and mine closure obligations, with a $5 million letter of credit provided as collateral for these bonds (Note 20). These funds were previously classified as non-current restricted cash until returned to the Company by the NDEP and USFS. During the third quarter of 2022, the NDEP and USFS have returned the cash bonds totaling $44.1 million and these amounts have been re-classified to cash and cash equivalents as at September 30, 2022.
Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 24

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at September 30, 2022 and December 31, 2021, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at September 30, 2022, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$105,331	$105,331	$—	$—	$—
Debt facilities	271,621	2,016	38,455	231,150	—
Lease liabilities	43,219	13,415	22,133	6,712	959
Other liabilities	6,748	—	—	—	6,748
Purchase obligations and commitments	10,620	10,620	—	—	—
	$437,539	$131,382	$60,588	$237,862	$7,707

At September 30, 2022, the Company had a working capital of $148.2 million (2021 – $224.4 million) and total available liquidity of $213.2 million (2021 – $274.4 million), including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2022, VAT receivable was $40.6 million (December 31, 2021 - $47.1 million), of which $22.2 million (December 31, 2021 - $22.2 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $14.0 million (December 31, 2021 - $22.0 million) relates to PEM.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 25

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	September 30, 2022
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$39,812	$—	$—	$3,621	($2,746)	$40,687	$4,069
Mexican peso	27,762	73,016	36,773	—	(41,543)	96,008	9,601
	$67,574	$73,016	$36,773	$3,621	($44,289)	$136,695	$13,670

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		September 30, 2022
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$2,078	$372	$2,450
	$2,078	$372	$2,450

Political and Country Risk
First Majestic currently conducts foreign operations in México and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, the conflict between Russia and Ukraine, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery
There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated

First Majestic Silver Corp. 2022 Third Quarter Report	Page 26

in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises
Global financial conditions and the global economy in general have experienced, at various times in the past and potentially in the future, extreme volatility in response to economic shocks or other events, such as the concern with COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As of the date of this MD&A, the global spread of COVID‐19 appears to have stabilized. The Company has modified its measures to monitor, combat and effectively manage COVID-19 at its operations. The Company also continues to provide sanitary support for the local communities in which it operates. Due to the potential for new variants of COVID-19, future disruptions to business internationally and related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time.

During 2022, the Company modified its preventative control measures to protect the safety and health of our employees, contractors, and communities in which it operates. These measures include continuing education and, where appropriate, voluntary vaccination campaigns to avoid illnesses related to COVID-19, COVID-19 variants, and the seasonal flu. Monitoring of worker wellness or fitness for duty, as recommended by the Mexican, US and Canadian Governments health agencies, continues.

There is no guarantee that the Company will not experience disruptions to some of its active mining operations due to COVID-19 restrictions in the future. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 27

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of a mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022 that challenged the bases for the alleged NOAVs and any potential penalties associated with the NOAVs. JCG and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell exclusively to WPMI up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”).

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the SAT would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In February 2016, the SAT initiated a legal process seeking to retroactively nullify the APA.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $242.2 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $134.1 million (2,723 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments violate the terms of the APA. The major items in the Reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in the Mexican legal proceedings, and also requested resolution of the transfer price dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the APA remains valid and legally binding on the SAT.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 28

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors having reviewed the written reasons have advised that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari. Based on the outcome of these two writs, the challenge filed by the Company will be heard by the Mexican Supreme Court instead of the Circuit Courts.

The Company, in addition to challenging the SAT’s actions in the Mexican courts, is also pursuing resolution of its dispute through Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”).

International Remedies

On March 2, 2021, the Company submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021 by the appointment of all three panel members, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have been fully commenced. The first session of the Tribunal was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021. Thereafter, on April 26, 2022, the Company submitted its Claimant’s Memorial including expert reports and witness statements to the Tribunal. Mexico is required to respond to the Claimant’s Memorial by November 24, 2022.

If the SAT’s attempts to retroactively nullifying the APA are successful, the SAT can be expected to enforce its Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $246.0 million (4,995 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and, therefore, at this time no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 29

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. and Corporacion First Majestic S.A. de C.V., the SAT issued tax assessments for fiscal 2013 for corporate income tax in the amount of $4.4 million (88.4 million MXN) and $14.1 million (282 million MXN), respectively including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

 Corporación First Majestic Back-to-Back Loans

In June 2022, following the completion of a tax audit, a conclusive agreement with the SAT was signed by Corporación First Majestic S.A. de C.V. (“CFM”) through Mexico’s Office of the Taxpayer Ombudsman (“PRODECON”) to settle an uncertain tax position concerning Mexican back-to-back loan provisions. The provisions were originally conceived from an anti-avoidance rule and a literal interpretation of the rules would convert most debt financing in Mexico into back-to-back loans. The back-to-back loan provisions establish that interest expense derived from back-to-back loans can be recharacterized as dividends resulting in significant changes to the tax treatment of interest, including withholding taxes. As a result of this recharacterization and in accordance with the conclusive agreement, CFM made a one time payment of approximately $21.3 million in the second quarter of 2022 which has been recognized as a current tax expense during the year. In addition to the payment made, CFM agreed to surrender certain tax loss carry forwards resulting in a deferred tax expense of $54 million.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 10,000,000 of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common share would be in the best interest of the Company. During the nine months ended September 30, 2022, the Company repurchased 100,000 common shares at an average price of CDN $8.52 per share as part of the Share Repurchase Program (December 2021 - nil) for total proceeds of $0.7 million, net of transaction costs.

Off-Balance Sheet Arrangements

At September 30, 2022, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project. First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2022.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 30

Outstanding Share Data

As at November 8, 2022, the Company has 265,460,774 common shares issued and outstanding.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to September 30, 2022:

Declaration of Quarterly Dividend
On November 9 2022, the Company's board of directors approved the declaration of its quarterly common share dividend of $0.0061 per share, payable on or after December 2, 2022, to common shareholders of record at the close of business on November 22, 2022. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the period ended September 30, 2022.

At-the-Market Distributions ("ATM") Program

The Company previously announced that it had filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares is to be made through ATM distributions, as defined in Canadian Securities Administrator's National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. Subsequent to quarter end, the Company has initiated the sale of common shares through the ATM Program, selling a total of 2,500,000 common shares at an average price of $8.59 per share.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board ("IASB") requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company's condensed interim consolidated financial statements for the nine months ended September 30, 2022, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2021 and the following accounting policies, critical judgments and estimates in applying accounting policies:

Assets and Liabilities Held-for-Sale:

Accounting Policy:
A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:
(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:
•The appropriate level of management must be committed to a plan to sell the asset or disposal group;
•An active program to locate a buyer and complete the plan must have been initiated;
•The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

First Majestic Silver Corp. 2022 Third Quarter Report	Page 31

•Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Significant estimates and judgements:
In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments were applied effective January 1, 2022 and did not have a material impact on the Company's consolidated financial statements.

Provisions, Contingent Liabilities and Contingent Assets (Amendment to IAS 37)
The amendments clarify that the cost of fulfilling a contract when assessing whether a contract is onerous comprise both the incremental costs and an allocation of other costs that relate directly to fulfilling the contract. The amendments apply to contracts existing at the date when the amendments are first applied. On adoption of this amendment, there was no impact to the Company's consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2022:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information". Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 32

The International Accounting Standards Board ("IASB") has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements. This amendment is not expected to have a material impact on the Company's financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. This amendment is not expected to have a material impact on the Company's financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", “Production cost per tonne”, “Average realized silver equivalent price”, "Average realized gold price", “Adjusted earnings per share”, “Free cash flow” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Effective January 1, 2021, the Company transitioned its cost reporting from Cost per Silver Ounce to Cost per Silver Equivalent ("AqEq") Ounce basis. Management believes the change to using silver equivalent ounce will provide management and investors with an improved ability to evaluate operating performance of the Company, as it eliminates volatility in Cash Cost and AISC per ounce due to market volatility in silver and gold prices as well as timing of by-product credit sales. Prior period comparatives of Cash Cost and AISC per ounce have been updated to be consistent with the new AgEq ounce metric.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 33

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 34

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our condensed interim consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended September 30, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,821	$11,697	$3,732	$24,503	$50,754
Milling cost	7,796	10,165	5,027	14,969	37,957
Indirect cost	11,263	4,924	3,088	5,006	24,280
Total production cost (A)	$29,880	$26,786	$11,847	$44,478	$112,991
Add: transportation and other selling cost	375	196	119	22	761
Add: smelting and refining cost	432	108	166	22	728
Add: environmental duty and royalties cost	372	1,204	80	529	2,185
Total cash cost (B)	$31,059	$28,294	$12,212	$45,051	$116,665
Workers’ participation	1,566	518	256	—	2,340
General and administrative expenses	—	—	—	—	8,125
Share-based payments	—	—	—	—	3,305
Accretion of decommissioning liabilities	294	160	210	513	1,531
Sustaining capital expenditures	8,222	2,563	1,094	8,444	20,660
Operating lease payments	169	2,008	848	—	3,373
All-In Sustaining Costs (C)	$41,310	$33,543	$14,620	$54,008	$155,999
Payable silver equivalent ounces produced (D)	3,766,684	2,729,552	785,461	1,465,968	8,747,665
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	16,283	N/A
Tonnes milled (F)	185,126	214,387	255,945	181,056	836,514

Cash cost per AgEq ounce (B/D)	$8.25	$10.37	$15.55	$30.73	$13.34
AISC per AgEq ounce (C/D)	$10.97	$12.29	$18.61	$36.84	$17.83
Cash cost per AuEq ounce (B/E)	N/A	N/A	N/A	$2,767	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$3,317	N/A
Production cost per tonne (A/F)	$161.41	$124.94	$46.29	$245.66	$135.07

First Majestic Silver Corp. 2022 Third Quarter Report	Page 35

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended September 30, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$11,746	$7,424	$3,169	$23,391	$45,730
Milling cost	6,187	6,967	4,827	14,128	32,109
Indirect cost	9,628	3,404	2,833	6,784	22,649
Total production cost (A)	$27,561	$17,794	$10,829	$44,304	$100,488
Add: transportation and other selling cost	274	136	88	20	569
Add: smelting and refining cost	223	94	140	16	473
Add: environmental duty and royalties cost	296	100	80	1,013	1,492
Total cash cost (B)	$28,354	$18,124	$11,137	$45,353	$103,022
Workers’ participation	3,346	108	520	—	3,975
General and administrative expenses	—	—	—	—	5,807
Share-based payments	—	—	—	—	3,069
Accretion of decommissioning liabilities	181	79	131	57	710
Sustaining capital expenditures	7,648	2,978	1,361	14,050	26,497
Operating lease payments	92	1,093	744	300	2,609
All-In Sustaining Costs (C)	$39,621	$22,382	$13,893	$59,760	$145,689
Payable silver equivalent ounces produced (D)	3,420,327	1,060,598	909,609	1,920,310	7,310,844
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	26,145	N/A
Tonnes milled (F)	214,205	234,862	263,645	230,415	943,126

Cash cost per AgEq ounce (B/D)	$8.29	$17.09	$12.25	$23.61	$14.09
AISC per AgEq ounce (C/D)	$11.58	$21.10	$15.28	$31.11	$19.93
Cash cost per AuEq ounce (B/E)	N/A	N/A	N/A	$1,735	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$2,286	N/A
Production cost per tonne (A/F)	$128.67	$75.76	$41.08	$192.17	$106.52

First Majestic Silver Corp. 2022 Third Quarter Report	Page 36

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine Months Ended September 30, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$33,503	$33,600	$10,508	$69,967	$147,578
Milling cost	22,504	25,631	14,543	37,998	100,676
Indirect cost	32,498	15,060	8,944	15,700	72,201
Total production cost (A)	$88,505	$74,291	$33,995	$123,665	$320,456
Add: transportation and other selling cost	886	573	341	88	2,045
Add: smelting and refining cost	1,153	324	491	61	2,029
Add: environmental duty and royalties cost	1,069	4,892	263	2,199	8,423
Total cash cost (B)	$91,613	$80,080	$35,090	$126,013	$332,953
Workers’ participation	7,584	2,741	(744)	—	9,581
General and administrative expenses	—	—	—	—	26,975
Share-based payments	—	—	—	—	11,113
Accretion of decommissioning liabilities	884	482	629	1,540	4,548
Sustaining capital expenditures	26,245	10,917	4,355	23,227	66,332
Operating lease payments	410	4,084	2,473	—	8,097
All-In Sustaining Costs (C)	$126,736	$98,304	$41,803	$150,780	$459,599
Payable silver equivalent ounces produced (D)	9,880,782	6,833,663	2,302,199	4,629,344	23,645,988
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	55,583	N/A
Tonnes milled (F)	577,528	644,785	770,406	624,704	2,617,423

Cash cost per AgEq ounce (B/D)	$9.27	$11.72	$15.24	$27.22	$14.08
AISC per AgEq ounce (C/D)	$12.83	$14.39	$18.16	$32.57	$19.44
Cash cost per AuEq ounce (B/E)	N/A	N/A	N/A	$2,267	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$2,713	N/A
Production cost per tonne (A/F)	$153.25	$115.22	$44.13	$197.96	$122.43

First Majestic Silver Corp. 2022 Third Quarter Report	Page 37

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine months ended September 30, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$36,038	$21,972	$9,692	$38,209	$105,911
Milling cost	21,097	21,080	13,688	22,254	78,119
Indirect cost	29,459	10,752	8,411	9,834	58,457
Total production cost (A)	$86,594	$53,803	$31,791	$70,298	$242,486
Add: transportation and other selling cost	984	458	324	33	1,958
Add: smelting and refining cost	1,064	358	479	27	1,928
Add: environmental duty and royalties cost	1,092	356	290	1,395	3,133
Total cash cost (B)	$89,734	$54,975	$32,884	$71,753	$249,505
Workers’ participation	9,364	215	758	—	10,338
General and administrative expenses	—	—	—	—	18,802
Share-based payments	—	—	—	—	9,431
Accretion of decommissioning liabilities	541	237	393	323	2,277
Sustaining capital expenditures	26,553	12,122	3,344	18,678	62,277
Operating lease payments	217	1,776	2,078	515	5,712
All-In Sustaining Costs (C)	$126,409	$69,325	$39,457	$91,269	$358,342
Payable silver equivalent ounces produced (D)	9,504,954	3,083,303	2,495,405	3,189,438	18,273,100
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	44,907	N/A
Tonnes milled (F)	616,053	654,600	735,905	377,026	2,383,584

Cash cost per AgEq ounce (B/D)	$9.44	$17.83	$13.18	$22.41	$13.65
AISC per AgEq ounce (C/D)	$13.30	$22.48	$15.81	$28.53	$19.60
Cash cost per AuEq ounce (B/E)	N/A	N/A	N/A	$1,598	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$2,032	N/A
Production cost per tonne (A/F)	$140.56	$82.18	$43.19	$186.46	$101.73

First Majestic Silver Corp. 2022 Third Quarter Report	Page 38

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues as reported	$159,752	$124,646	$476,032	$379,241
Add back: smelting and refining charges	728	474	2,029	1,929
Gross revenues	160,480	125,120	478,061	381,170
Less: Sandstorm gold revenues	(229)	(689)	(928)	(2,028)
Less: Wheaton gold revenues	(6,366)	(7,014)	(19,221)	(20,226)
Gross revenues, excluding Sandstorm, Wheaton (A)	$153,885	$117,417	$457,912	$358,916

Payable silver equivalent ounces sold	8,754,114	6,061,557	23,313,263	16,575,585
Less: Payable silver equivalent ounces sold to Sandstorm	(43,699)	(112,423)	(165,124)	(308,105)
Less: Payable silver equivalent ounces sold to Wheaton	(912,992)	(865,884)	(2,589,327)	(2,321,765)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	7,797,423	5,083,250	20,558,812	13,945,715

Average realized silver price per silver equivalent ounce (A/B)	$19.74	$23.10	$22.27	$25.74
Average market price per ounce of silver per COMEX	$19.24	$24.31	$21.97	$25.75

First Majestic Silver Corp. 2022 Third Quarter Report	Page 39

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gross revenue, excluding Sandstorm, Wheaton	$153,885	$117,417	$457,912	$358,916
Less: Silver revenues	56,744	43,153	180,988	201,916
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$97,141	$74,264	$276,924	$157,000

Gold ounces sold	68,842	55,491	186,754	125,221
Less: Gold ounces sold to Wheaton	10,196	11,346	30,898	32,833
Less: Gold ounces sold to Sandstorm	484	1,472	1,968	4,342
Gold ounces sold, excluding Sandstorm and Wheaton (B)	58,162	42,673	153,888	88,046

Average realized gold price per ounce (A/B)	$1,670	$1,740	$1,800	$1,783
Average market price per ounce of gold	$1,728	$1,726	$1,824	$1,780

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company's ability to generate liquidity from operating activities.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Operating cash flows	$65,983	($11,988)	$33,746	($21,089)
Less: Sustaining capital expenditures	20,660	26,497	66,332	62,277
Free cash flow	$45,323	($38,485)	($32,586)	($83,366)

First Majestic Silver Corp. 2022 Third Quarter Report	Page 40

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its condensed interim consolidated financial statements . The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expense.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net (loss) as reported	($20,692)	($18,406)	($97,457)	($952)
Adjustments for non-cash or unusual items:
Tax settlement	—	—	21,340	—
Reversal of impairment	—	—	(7,585)	—
Deferred income tax (recovery) expense	(13,733)	(8,073)	16,303	(19,266)
Share-based payments	3,305	3,069	11,113	9,431
Loss from investment in derivatives and marketable securities	441	5,169	4,290	2,298
Abnormal costs (1)	—	—	3,117	—
Write-down on assets held-for-sale	—	—	—	2,081
Write-down of mineral inventory	8,100	—	14,453	6,034
Acquisition costs	—	127	—	1,950
Adjusted net (loss) earnings	($22,579)	($18,114)	($34,426)	$1,576
Weighted average number of shares on issue - basic	262,865,860	256,363,759	261,925,327	240,687,196
Adjusted EPS	($0.09)	($0.07)	($0.13)	$0.01
(1) Abnormal costs includes $3.1 million incurred as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform government mandated air compliance test work at the Jerritt Canyon Gold mine.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 41

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	September 30, 2022	December 31, 2021
Current Assets	$315,994	$397,207
Less: Current Liabilities	(167,842)	(172,822)
Working Capital	$148,152	$224,385
Available Undrawn Revolving Credit Facility	65,000	50,000
Available Liquidity	$213,152	$274,385

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed interim consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of September 30, 2022. There have been no significant changes in our internal controls during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 42

Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All

First Majestic Silver Corp. 2022 Third Quarter Report	Page 43

NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2022 Third Quarter Report	Page 44